EMPRESAS ICA, S.A.B. DE C.V.

November 4, 2015

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:   Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 1-11080

Dear Mr. Cash:

By letter dated October 22, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2015 by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”).

The Company is in receipt of the Staff’s comment letter and is working to prepare a response. As discussed in our U.S. counsel’s conversation with Melissa Rocha of the Staff on November 4, 2015, the Company is still engaged in a review of the information required to respond to the comments and respectfully advises the Commission that it expects to respond to the Commission no later than November 19, 2015.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

Sincerely,

/s/Gabriel de la Concha Guerrero

Gabriel de la Concha Guerrero

Chief Financial Officer

cc:           Alonso Quintana Kawage

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Arturo García Chávez

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited